E. J. Wunsch Assistant Secretary and Associate General Counsel The Procter & Gamble Company 299 East Sixth Street Cincinnati, OH 45202-3315 (513) 983-4370 phone (513) 983-2611 fax wunsch.ej@pg.com

September 29, 2010

Via EDGAR

Pamela Long
Assistant Director
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:       The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed August 13, 2010

Definitive Proxy Statement on Schedule 14A
Filed August 27, 2010

Dear Ms. Long:

This letter responds to the comments on The Procter & Gamble Company (the “Company”) Form 10-K and definitive proxy statement provided by the staff (“Staff”) of the Securities & Exchange Commission (the “Commission”) in your letter to the Company dated September 9, 2010.  We have repeated your comments below in italics and have included our responses to each, as well as any additional disclosures that we propose to make in our future filings.

Form 10-K for the Year Ended June 30, 2010

Legal Proceedings, page 8

1. We note your disclosure regarding the complaints issued during the past fiscal year by authorities in France, Germany, Italy, Spain and Switzerland: With a view towards future disclosure, please provide us with the information required by Item 103 of Regulation S-K for each of these pending legal proceedings. In responding to this comment, please address whether any non-monetary sanctions are contemplated by the complaints.

Response: We respectfully submit that our disclosures regarding complaints issued during the past fiscal year by authorities in France, Germany, Italy Spain and Switzerland comply with the disclosure requirements of Item 103 of Regulation S-K.

We have based our conclusion on Instruction 2 to Item 103, which states that “[n]o information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis. However, if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, the amount involved in such other proceedings shall be included in computing such percentage.” Although no formal claim for damages has been made in any of these matters, the Company does not anticipate that the fines resulting from these matters, either individually or collectively, will exceed 10% of the Company’s current assets of $18.782 billion (exclusive of interests and costs). Therefore, pursuant to the instructions of Item 103, disclosure is not required. Further, Item 103 of Regulation S-K applies to “material pending legal proceedings.” There are no “material pending legal proceedings” in any of these matters. Rather, in each matter, the relevant government agency has simply provided the Company with a set of allegations against the Company (i.e. the complaint).  The allegations have not been brought in any court or agency proceeding. Therefore, there is no court, agency or date on which proceedings were instituted to be disclosed.

Nevertheless, in the interest of transparency and consistent with the spirit of Item 103 of Regulation S-K, we have provided a general description of the issues, including:  (1) the nature of the investigations (competition law violations); (2) the relevant countries where complaints have been presented to the Company (e.g. France, Germany, Italy, etc.); (3) the scope of the investigations (involving a number of consumer product companies); (4) the potential for a finding of wrongdoing (our investigation has uncovered violations); and (5) the magnitude of potential fines that could result from these investigations (amounting to hundreds of millions of dollars in other cases).  We have also provided similar disclosure for pending investigations in which no formal complaint has been provided to the Company (e.g. European Commission investigation). Finally, as specified in footnote 10 to our consolidated financial statements, we have taken reserves of $245 million as of June 30, 2010 for potential fines related to these competition law violations.

For the reasons cited above, the Company respectfully submits that it has complied with both the letter and the spirit of Item 103 of Regulation S-K.  Nevertheless, in future filings, along with updating the status of the pending matters to reflect any significant developments, we will include a reference that no non-monetary sanctions are being sought currently in any of these matters.

Exhibits, page 17

2. We note your disclosure on page 45 of your Annual Report to Shareholders regarding your three bank credit facilities. However, it does not appear that you have filed copies of the credit facilities as exhibits to your Form 10-K. Please advise us as to the consideration you have given to filing these facilities as exhibits to the Form 10-K. See Item 601(b)(10) of Regulation S-K.

Response:  We acknowledge the Staff’s comment but note that Item 601(b)(1) of Regulation S-K requires that we file as exhibits to our Form 10-K only those contracts that are both material to the Company and not made in the ordinary course of business.

We do not file the revolving credit facilities referenced in our Annual Report to Shareholders as exhibits to our Form 10-K because they are neither material to our business nor made outside of the ordinary course of business.  These credit facilities consist of three different agreements: (1) a $6 billion 5-year facility which expires in August 2012; (2) a $3 billion 5-year facility which expires in August 2012; and (3) a $2 billion 364-day facility which expires in August 2011. These facilities serve as the back-stop for our commercial paper program which is executed in the ordinary course of our business. In addition, these facilities are currently undrawn, have been undrawn for more than two years, and we anticipate that they will remain largely undrawn for the foreseeable future. As such, we respectfully submit that these documents need not be filed as exhibits to our Form 10-K.

3. We note that your Board of Directors amended your Regulations on April 18, 2010 and that you filed the amended Regulations on April 22,2010 as an exhibit to a Form 8-K. However, it does not appear that you have included the Amended Regulations as an exhibit to the Form 10-K, as exhibit (3-2) is incorporated by reference to your Form 10-Q for the quarter ended September 30, 2006. Please advise or revise accordingly in future filings.

Response:  We acknowledge the Staff’s comment and will correct this in future filings.

Definitive Proxy Statement on Schedule 14A filed August 27, 2010

Risk Oversight, page 12

4. We note the disclosure in the last paragraph in response to Item 402(s) of Regulation S-K. P lease describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:  We respectfully submit that Item 402(s) of Regulation S-K requires disclosure only “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.” Our Compensation & Leadership Development Committee (“Compensation Committee”) concluded that a material adverse effect is not reasonably likely.  Therefore, no disclosure is required at all. Nevertheless, our Compensation Committee voluntarily disclosed both its conclusion that a material adverse effect is not reasonably likely and disclosed the process that it undertook to reach this conclusion (a combination of a comprehensive review of the Company’s executive compensation programs by the Compensation Committee’s independent consultant and an assessment of other compensation programs provided by senior management). We also voluntarily disclosed several features of the Company’s compensation programs that mitigate potential risks, including the use of performance-based compensation, the use of equity as a significant portion of incentive compensation, stock ownership and retention requirements and clawback provisions. We respectfully submit that our disclosure meets the letter and the spirit of Item 402(s).

Compensation Discussion and Analysis, page 23

STAR Annual Bonus, page 30

5. We note your disclosure on pages 31-32 that the Business Unit Performance Factors used to determine the STAR award are, in general, based on the weighted average of the Business Unit Performance Factors for various business units. Your current disclosure discusses the organic sales growth that occurred in these business units and notes whether the growth was above or below target. However, we note that you have not provided the Business Unit Performance Factors for the individual business units or the performance targets set for these business units. Without this information, investors are not able to determine how you calculated the final value of the STAR award and why the award was appropriate. In future filings please provide the performance targets for each business unit and explain how the actual results achieved by each business unit resulted in the calculation of the Business Unit Performance Factors for the individual business unit. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. For additional guidance, please refer to Question 118.04 of our Regulation S-K C&DIs.

Response:  As discussed on page 30 of the proxy statement, the Business Unit Performance Factors used to determine STAR Awards are based on retrospective assessments of both the quantitative and qualitative performances of each Business Unit during the fiscal year.  These assessments are conducted by the Chief Executive Officer, the Chief Financial Officer and the Global Human Resources Officer (the “STAR Committee”), and form the basis for the recommendation that the STAR Committee provides to the Compensation Committee, which ultimately determines the value of each Named Executive Officer’s STAR Award. As more fully explained on pages 30-32 of the proxy statement, there is neither a formula nor are there specific performance targets for each Business Unit that, when applied in an objective manner, yield a specific STAR Award for any Named Executive Officer.

The retrospective assessments involve a significant amount of discretion and include both objective and subjective reviews of each Business Unit’s top-line growth in volume, sales and market share, bottom-line measures of profit, operating cash flow and operating total shareholder return (as defined in the proxy statement), performance relative to competitors, coordination and collaboration with other parts of the Company, quality of business strategy and business model, strength of its innovation program and portfolio, and other considerations such as adherence to ethical standards and response to the unpredictable events in the external economic environment.  While there are often discretionary performance targets set for certain quantitative top and bottom-line measures within each Business Unit, none of these individual performance targets, in isolation, determines the Business Unit Performance Factor for any Named Executive Officer or is material to the determination of his overall STAR Award.

Our disclosure provides investors with detailed information not only about the process for determining the Business Unit Performance Factor for each Named Executive Officer, but information regarding relevant quantitative and qualitative results considered by the STAR Committee when exercising its discretion in forming its recommendation, and considered by the Compensation Committee when determining the Business Unit Performance Factors and STAR Awards for each Named Executive Officer.

We respectfully submit that our disclosure regarding (1) the process for determining the Business Unit Performance Factors for each Named Executive Officer; (2) the relevant results considered by the STAR Committee when recommending a particular Business Unit Performance Factor to the Compensation Committee for each Named Executive Officer; (3) the method for calculating each Named Executive Officer’s Business Unit Performance Factor (the average of all individual Business Units for which he is responsible); and (4), the detailed description of how the Total Company Performance Factor is determined, provides investors with all material information necessary to understand  both the processes and rationale for the Compensation Committee’s decisions with respect to each Named Executive Officer’s STAR Award.

6. We note your disclosure on page 33 that the Total Company Performance Factor is determined using "a formula previously approved by the Committee." In future filings please disclose this formula.

Response:  The formula approved by the Compensation Committee consists of a matrix that assigns a Total Company Performance Factor between 80% and 130% for each particular combination of organic sales growth and earnings per share growth results achieved by the Company during the fiscal year.

This matrix includes a series of growth rates for organic sales ranging from 1% to > 6.5% along a horizontal axis and a series of growth rates for earnings per share ranging from 0% to > 13% along a vertical axis. If both results are at or below the minimum performance level, the Total Company Performance Factor is 80%. If both results are at or above the maximum performance level, the Total Company Performance Factor is 130%. If both results are at the target performance level, the Total Company Performance Factor is 100%. For results that fall between these minimum and maximum performance levels, the matrix assigns a Total Company Performance Factor between 80-130%. Because both measures are weighted equally, the Total Company Performance Factor varies with each particular combination of results achieved for these measures within the ranges set forth in the matrix.  As explained on page 32 of the proxy statement, the fiscal year 2009-10 Total Company Performance Factor of 100% represents the value assigned by the matrix for the combined 3% organic sales growth and 6% Core earnings per share growth results achieved during the fiscal year.

We respectfully submit that by providing the target, minimum and maximum levels for the Total Company Performance Factor, and the Total Company Performance Factor assigned to the actual results achieved for fiscal year 2009-10, we have provided investors with all material information necessary to understand the Total Company Performance Factor element of our STAR Awards.

Business Growth Program (“BGP") Long-Term Incentive, page 35

7. We note your disclosure on page 38 that the Payout Factors for the performance categories are 0%, 0%, 2% and 165%. Based on your disclosure of the targets and cumulative results for fiscal years 2008-09 and 2009-10 for each performance category, it is unclear how you calculated the Payout Factors. We note that your Performance Stock Program, which will be replacing BGP, uses similar performance categories and a similar sliding scale of 0-200%. In future filings please provide a complete description of how you calculated the Payout Factors (or similar factors that will be used under the Performance Stock Program) based on the actual results achieved by the company. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response: As noted on pages 35-38 of the proxy statement, the Compensation Committee approves a sliding scale at the beginning of each Performance Period which establishes payout factors for each Performance Category. The sliding scale for each Performance Category assigns a “payout factor” for each of a series of potential results. The payout factor for each Performance Category depends on how the actual results achieved compare to the targets previously established by the Committee.  The payout factors range from a minimum of 0% to a maximum of 200%, with a target of 100%.

The payout factors set forth on page 38 of the proxy statement reflect the values assigned by the previously approved sliding scale for each particular result in each Performance Category. Because the results achieved in organic sales growth were significantly below target, the payout factor was 2% of target. Because the results achieved for adjusted before tax operating profit growth and adjusted EPS growth were below the performance thresholds, the payout factors assigned by the sliding scale for the results was 0%.  Because the Adjusted Free Cash Flow Productivity result was well above target, the payout factor assigned by the sliding scale for this result was above target at 165%.

We respectfully submit that our disclosure of the minimum, maximum and target payout factors, as well as the actual payout factor assigned for each Performance Category based on results achieved throughout the Performance Period, provides investors with all of the material information needed to understand BGP.

Summary Compensation Table, page 44

8. We note that you currently report the 2009-10 STAR Awards in the bonus column of the Summary Compensation Table. It is unclear why this amount is not reported in the Non-Equity Incentive Plan Compensation column. Please advise.

Response:  As noted on pages 30-33 of the proxy statement, STAR Awards are discretionary bonuses. On page 33 of the proxy statement, we state that the STAR Awards for the Chief Executive Officer and Chief Financial Officer are determined separately and directly by the Compensation Committee and are, therefore, discretionary bonuses. For the remaining Named Executive Officers, while the Compensation Committee establishes the Total Company Performance Factor based on the formulaic approach described in the response to Item 6 above, the Business Unit Performance Factor input is based on subjective reviews of qualitative and quantitative measures including retrospective assessments of each Business Unit’s top-line growth in volume, sales and market share, bottom-line measures of profit, operating cash flow and operating total shareholder return, performance relative to competitors, coordination and collaboration with other parts of the Company, quality of business strategy and business model, strength of its innovation program and portfolio, and other considerations such as adherence to ethical standards and response to the unpredictable events in the external economic environment.   These retrospective quantitative and qualitative assessments are, by their very nature, exercises in discretion.  Moreover, the Compensation Committee retains the discretion to increase or decrease STAR Awards and to choose not to pay STAR Awards during a given year.

Consistent with the Staff’s response to Question 119.02 of its Regulation S-K C&DIs, we have always reported STAR Awards in the bonus column rather than the non-equity incentive plan compensation column of the summary compensation table because they constitute discretionary bonuses with performance goals not immediately disclosed to participants at the beginning of the performance period.

Security Ownership of Management and Certain Beneficial Owners, page 60

9. We note that BlackRock, Inc. filed a Schedule 13G on January 29, 2010 regarding its ownership of 5.53% of your common stock. However, BlackRock, Inc. is not identified in your definitive proxy statement as a five percent shareholder. Please advise.

Response: Given the Company’s significant market capitalization, it is rare for a beneficial owner to hold more than 5% of the Company’s outstanding common stock. Our current process for verifying ownership includes reviewing a report from our third party vendor which lists ownership information for the Company’s common stock. The report provided to us prior to filing our proxy statement listed Blackrock Fund Advisors' ownership level at 4.2% as of July 30, 2010 (our most current data) and separately listed Blackrock Advisors, LLP's ownership level at 1.1%.  In the proxy statement, we treated these two investors as separate shareholders. However, given the merger of Blackrock and Barclay’s, and the subsequent filing of a Schedule 13G on January 29, 2010, by Blackrock, Inc., we will aggregate these holdings for the purpose of determining potential 5% owners. In the future, we will also incorporate a review of all Schedule 13G filings as part of our process for verifying the ownership information included in the proxy statement.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

·	It is responsible for the adequacy and accuracy of the disclosure in the filing;

·	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (513) 983-4370.

Sincerely,

/s/ E. J. Wunsch

E.J. Wunsch
Associate General Counsel
Assistant Secretary